UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-41734

PRESTIGE WEALTH INC.

(Registrant’s Name)

Suite 3201, Champion Tower

3 Garden Road

Central, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Entry into a Material Agreement and Unregistered Sale of Equity Securities.

As previously disclosed, Prestige Wealth Inc. (the “Company”) entered into a Securities Purchase Agreement with certain accredited investors for a private placement offering (“Private Placement”), pursuant to which the Company received gross proceeds of approximately $3,000,000, before deducting any offering expenses, in consideration of (i) 5,454,545 Class A ordinary shares, par value $0.000625 per share (the “Ordinary Shares”); (ii) Series A ordinary warrants to purchase up to 4,090,909 Ordinary Shares, and (iii) Series B ordinary warrants to purchase up to 4,090,909 Ordinary Shares at a purchase price of $0.55 per Ordinary Share and associated Warrants. The Private Placement closed on October 14, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PRESTIGE WEALTH INC.

Date:	October 18, 2024	By:	/s/ Hongtao Shi
		Name:	Hongtao Shi
		Title:	Chief Executive Officer and Chairman

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